Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 and 2025

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Contents

General	3
Company Information	3
Recent Developments	4
Projects & Outlook	6
Summary of Quarterly Results	9
Financial & Operating Results for the Three Months Ended June 30, 2026	10
Summary of Six Months Ended June 30, 2026 and 2025 Results	11
Results of Operations for the Six Months Ended June 30, 2026	11
Selected Quarterly Financial Information	12
Capital Structure, Resources & Liquidity	12
Capital Structure	12
Liquidity	13
Commitments	14
Related Party Transactions	14
Off Balance Sheet Arrangements	15
Financial Instruments	15
Risk Management	15
Financial Risk Factors	15
Business Risks and Uncertainties	16
Research and Development, Patents and Licenses, etc.	19
Trend Information	19
Significant Accounting Estimates	19
Future Changes in Accounting Policies & Initial Adoption	19
Internal Control Over Financial Reporting	19
Cautionary Statement Regarding Forward-Looking Statements	20

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared as at August 11, 2026 and provides management’s analysis of the Company’s financial condition, results of operations and cash flows for the three and six months ended June 30, 2026 and 2025.

This MD&A should be read together with the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and 2025 and the related notes (the “Interim Financial Statements”), which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A should also be read together with the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2025.

Additional information concerning the Company, including its Annual Information Form, annual report on Form 20-F and other continuous disclosure documents, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company’s common shares (the “common shares”) are listed on the TSX Venture Exchange (“TSXV”) and the Nasdaq Capital Market (“Nasdaq”) under the symbol ELBM.

Company Information

Electra Battery Materials Corporation was incorporated on July 13, 2011, under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision.

The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries, and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials. The Company has two significant North American assets bases and a complementary technology and development platform:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”);

(ii)	a number of properties within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek and Ruby (the “Iron Creek Project”); and

(iii)	proprietary process technology, technical know-how and engineering capabilities relating to battery materials recycling and nickel refining.

The Company’s registered and records office is 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Six-Month Overview

Having established a stronger foundation to advance the Refinery through a combination of government support and financing and restructuring initiatives completed in 2025, the Company entered 2026 with a strengthened balance sheet and improved financial flexibility. This foundation included funding support from the U.S. Department of War, equity financings, funding commitments from the Government of Canada and Invest Ontario, and a comprehensive recapitalization completed in October 2025, which significantly reduced outstanding debt and extended debt maturities. During the first half of 2026, the Company converted the Government of Canada funding commitment into a definitive investment agreement. Subsequent to quarter-end, the Company also executed definitive documentation with Invest Ontario.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

During the six months ended June 30, 2026, the Company built on this foundation by advancing the Refinery from construction reactivation into full execution and strengthening its commercial and operational readiness. Management’s principal focus was on maintaining safety, controlling cost and schedule, finalizing major construction packages and preparing the organization for commissioning and production ramp-up.

Highlights for the Six Months Ended June 30, 2026

•	Approved a US$73,000 (approximately $100,000) construction budget and a baseline execution schedule for the Refinery, with early commissioning of select utilities and circuits targeted to begin in the fourth quarter of 2026, mechanical completion targeted for the second quarter of 2027, production ramp-up targeted for the third quarter of 2027 and commercial production targeted for the fourth quarter of 2027.
•	Completed the early works program and advanced full-scale construction, including civil, structural, concrete, tankage, process-equipment and piping activities across key process areas.
•	Awarded approximately $46,000 of Refinery-related construction packages by June 30, 2026, including engineering and construction-management support and major packages for the crystallizer, silo and dry-product handling, solvent extraction, and structural, mechanical and piping scopes.
•	Executed a definitive $20,000 investment agreement with the Government of Canada under the Strategic Response Fund, converting the previously announced non-binding letter of intent into a firm funding commitment, subject to the agreement’s terms and conditions.
•	Updated a multi-year supply agreement with LG Energy Solution (“LGES”) for the long-term supply of battery-grade cobalt sulfate from the Refinery, including a firm commitment for approximately 60% of planned production through 2029 and an option to extend through 2032.
•	Advanced Electra’s longer-term growth pipeline by launching a development study for a potential battery-grade nickel refinery in the southeastern United States, aimed at addressing a strategic gap in North American critical-mineral processing while maintaining the Ontario Refinery as the Company’s immediate priority. Generated gross proceeds of approximately US$2,100 during the second quarter through the issuance of 3,009,295 common shares under the Company’s at-the-market equity program (the “ATM Program”).

Recent Developments

Refinery Construction and Project Execution

On January 8, 2026, the Company provided a Refinery construction update indicating that exterior pipe racks connecting key process buildings had been completed, with civil, structural, concrete and tank installation work underway. Site preparation, parking, power services and support areas were reported as largely complete.

On February 3, 2026, the Company announced it had awarded a contract valued at approximately US$6,100 ($8,300) to EXP Services Inc. to provide engineering, project management and construction management support during the construction phase of the Refinery.

On February 23, 2026, the Company announced Board approval of a US$73 million construction budget and a defined execution schedule for its Ontario cobalt sulfate refinery. The project is expected to begin commissioning in Q4 2026, achieve mechanical completion in Q2 2027, ramp up production in Q3 2027, and reach commercial production in Q4 2027, marking a clear path toward completing North America's first battery-grade cobalt sulfate refinery.

On March 10, 2026, the Company announced that it had entered into a binding term sheet with LG Energy Solution (“LGES”) updating the terms of its long-term agreements for the supply of battery-grade cobalt sulfate from Electra’s Refinery. The agreement advances the Company’s commercial strategy and supports the development of a secure North American battery materials supply chain. The supply agreement is expected to support LGES’s North American battery manufacturing operations once the Refinery reaches commercial production.

On March 19, 2026, the Company confirmed the completion of its early works at the Refinery and the transition toward full-scale construction. The update noted that key infrastructure is in place, major equipment has been procured, and construction sequencing has been defined, positioning the project to advance toward mechanical completion and commissioning.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

On April 9, 2026, the Company awarded approximately $7,800 in construction contracts related to key infrastructure with defined construction scopes across key process areas, bringing additional portions of the refinery into active execution at the Refinery. The awards included contracts of approximately $6,800 for structural, mechanical and piping work associated with the Refinery’s crystallizer circuit and $1,000 for construction of the Refinery’s silo building, including structural and civil works associated with dry product storage, handling, and final packaging infrastructure.

On May 13, 2026, the Company announced the award of a further $24,900 in construction contracts to WB Melback Corporation. The contract covers the solvent extraction (SX) building scope including concrete and civil works, structural steel erection, piping installation, and electrical and instrumentation. Electra has issued an LNTP to initiate early execution activities while the parties finalize a definitive construction agreement.

On June 4, 2026, the Company awarded an approximately $12,400 structural, mechanical and piping construction package to Kilmarnock Enterprises. The scope includes civil and concrete work, structural steel and process equipment installation, piping fabrication and installation, and commissioning support. With this award, the Company has awarded approximately $46,000 of refinery-related construction packages and issued a Limited Notice to Proceed while the definitive agreement is finalized.

Government Funding and Financial Flexibility

On May 4, 2026, the Company announced a definitive investment agreement with the Government of Canada under the Strategic Response Fund, securing $20,000 in funding to support completion and commissioning of its refinery. This agreement converts the previously announced non-binding Letter of Intent into a firm commitment.

On July 20, 2026, the Company amended its senior secured Credit Agreement to increase its capacity to incur permitted indebtedness relating to government financing arrangements and provide greater flexibility to grant liens and make payments in connection with such indebtedness. The amendment also permits a portion of the government financing indebtedness to be secured on a pari passu basis with the existing secured lenders. All existing guarantees, security and other obligations remain in effect, and all other terms of the Credit Agreement remain unchanged.

On July 31, 2026, the Company executed definitive documentation with Invest Ontario, securing their previously announced $17,500 funding commitment in support of the refinery construction project.

The Company’s disclosed construction funding plan includes equity financing completed in October 2025 and governmental support from the U.S. Department of Defense, the Government of Canada and Invest Ontario. The timing of cash receipts under government programs may not align with the timing of project expenditures and therefore remains an important working-capital consideration.

On December 22, 2025, the Company established an at-the-market (“ATM”) equity program with H.C. Wainwright & Co. to sell up to US$5,500 of common shares at prevailing market prices, providing a flexible capital-raising tool. On February 20, 2026, the Company increased the size of the ATM program to US$25,000. During the six months ending June 30, 2026, the Company issued 7,743,900 common shares under the ATM at a weighted average price of $1.21 per share, generating proceeds of approximately $8,991 net of transaction costs.

Commercial and Supply Chain Development

On March 10, 2026, the Company announced an updated multi-year supply agreement with LGES for battery-grade cobalt sulfate expected to be produced by the Refinery. The arrangement is expected to support LGES’s North American battery manufacturing operations following the Refinery’s achievement of commercial production and represents a significant component of the Company’s commercial strategy.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The Company continues to advance feedstock planning and product qualification activities. Its initial operating plan contemplates cobalt hydroxide feedstock from responsibly managed international mining operations, while metallurgical testing and business development activities are intended to evaluate additional North American feedstock sources over time. Commercial readiness work also includes logistics, reagent supply, customer qualification, working-capital planning and organizational preparations required for commissioning and ramp-up.

Corporate and Capital Markets Matters

Effective February 28, 2026, Marty Rendall departed as Chief Financial Officer to pursue another executive opportunity. David Allen, who previously served as the Company’s Chief Financial Officer, was appointed Interim Chief Financial Officer while the Company conducts a search for a permanent successor.

On March 19, 2026, the Company announced that it had received notice from Nasdaq that it was not in compliance with the minimum bid-price requirement because the closing bid price of its common shares had been below US$1.00 for 30 consecutive business days. The Company was provided until September 14, 2026 to regain compliance. The common shares continue to trade on Nasdaq during the compliance period.

At the Company’s annual meeting held on June 23, 2026, shareholders approved the matters described in the management information circular, including the Employee Share Purchase Program. During the second quarter, employees purchased 26,256 common shares under that program, with a corresponding number of common shares acquired by the Company in accordance with its terms. On June 30, 2026, the Company granted 91,954 deferred share units to non-employee directors under the Deferred Share Unit Plan.

On August 12, 2026, as part of its second quarter corporate update, the Company announced the appointment of Peter Rawlins as Chief Financial Officer, effective August 26, 2026. Mr. Rawlins brings more than 20 years of mining finance and capital markets experience and succeeds David Allen, who will continue with the Company on a part-time basis through completion of the Ontario refinery to support project execution and ensure an orderly transition.

Projects & Outlook

The Company’s vision is to build a North American supply of battery materials with a focus on refining material from mining operations and from the recycling of battery scrap and end of life batteries. The Company’s primary asset is the wholly owned Refinery located in Ontario, Canada. The Company also owns the Idaho Properties within the Idaho Cobalt Belt in the United States. The Idaho Properties include the Iron Creek Project and other minerals projects. The Company also holds royalty interests over several silver and cobalt properties in Ontario known as the Cobalt Camp.

The Ontario Cobalt Sulfate Refinery

The Refinery is a permitted brownfield hydrometallurgical facility located in Temiskaming Shores, Ontario. It is being recommissioned and expanded to produce battery-grade cobalt sulfate for North American and allied markets. The site benefits from installed infrastructure, major equipment already procured or delivered, access to Ontario’s electricity grid and proximity to established transportation and industrial services.

Design Basis and Development Plan

The Refinery is expected to have an initial capacity of approximately 5,120 tonnes per annum, with a pathway to approximately 6,500 tonnes per annum through targeted expansion, debottlenecking and optimization of key circuits. The crystallizer has been sized to support the potential expanded rate.

A 2020 engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market, determining the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined global cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Budget, Schedule and Execution Model

The Board-approved construction budget of US$73,000 (approximately $100,000) is intended to fund remaining construction activities through mechanical completion. The current target schedule provides for early commissioning of select utilities and circuits beginning in the fourth quarter of 2026, mechanical completion in the second quarter of 2027, production ramp-up beginning in the third quarter of 2027 and commercial production in the fourth quarter of 2027.

The Company is executing the project through multiple construction packages aligned with major process areas, supported by an owner’s project team and external engineering, project-management and construction-management resources. This approach provides Management with direct oversight of construction sequencing, contractor performance, project integration and cost control. It also requires effective interface management, project controls and coordination among multiple contractors.

During the second quarter of 2026, the Company substantially completed site mobilization and advanced the remaining major construction packages, including finalizing key scopes of work and executing definitive agreements with contractors. With these activities largely complete, the project remains on schedule, with early commissioning of select utilities and process circuits targeted for Q4 2026, mechanical completion in Q2 2027, production ramp-up in Q3 2027, and commercial production in Q4 2027.

Funding and Capital Requirements

The Company has secured approximately US$82,000 of aggregate financial support for Refinery construction, comprising governmental grants and loans and the October 2025 equity financing. Management’s assessment of funding sufficiency is subject to the satisfaction of funding conditions, the timing of reimbursements, foreign exchange rates, actual construction costs, contingency usage and the Company’s continuing corporate and working-capital requirements.

Capital requirements beyond mechanical completion are expected to include commissioning, operational readiness, initial inventories and receivables, feedstock and reagent purchases, corporate costs and costs associated with production ramp-up. The Company previously estimated commissioning and ramp-up expenditures at approximately US$15,000 (approximately $20,500). Funding plans for these requirements may include available liquidity, government support, working-capital facilities, customer or supplier arrangements and capital-market alternatives.

Commercial Readiness and Operating Preparation

Commercial readiness is being advanced in parallel with construction. The execution of the LGES supply agreement supports future product placement, while additional commercial discussions are intended to diversify the Company’s customer and supply relationships.

Potential North American Nickel Refinery

On June 8, 2026, the Company announced that it had engaged engineering consultants to advance a development study for a potential battery-grade nickel refinery in the United States. The study reflects the growing need for domestic refining capacity as North America continues to invest in battery manufacturing, defence and advanced manufacturing while remaining heavily dependent on offshore processing of battery-grade nickel. Building on engineering work completed by Electra in 2022 with Hatch, Glencore and Talon Metals, the study is evaluating technical requirements, capital intensity, operating parameters, site-selection criteria and potential development pathways for a facility producing approximately 15,000 tonnes per year of nickel sulfate and nickel metal and 1,000 tonnes per year of cobalt metal. The study is intended to inform future development decisions and does not represent a construction decision or capital commitment. The Ontario refinery remains the Company's primary development priority.

Refining & Recycling of Black Mass

Black mass is the material left after expired lithium-ion batteries are shredded and their casings removed. It contains high-value elements including nickel, cobalt, manganese, copper, lithium, and graphite, which can be recycled to make new batteries. With increasing demand for these metals and a projected supply shortage of sustainable critical minerals such as nickel and cobalt, black mass recycling is increasingly important to the EV battery supply chain. The IEA expects production scrap to remain the primary source of battery-recycling feedstock until at least the mid-2030s.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

In February 2023, Electra completed the first plant-scale recycling of black mass material in North America, successfully recovering key metals including nickel, cobalt, and graphite using its proprietary process. By March 2023, the plant was also recovering lithium and successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications. The trial also recovered copper and manganese. In the fall of 2024, the Company achieved a key milestone, producing lithium carbonate with greater than 99% purity, or technical grade, confirming it can produce high-quality, battery-grade materials from recycled black mass. To date, the Company has shipped approximately 28 tonnes of MHP to customers.

This has attracted interest from companies in the battery supply chain looking for North American refining solutions, and in 2024, the Company received a $5,000 funding commitment from Canada’s Critical Mineral Research Development & Demonstration Program to demonstrate that its hydrometallurgical process can recycle black mass on a continuous production basis, to prove it is scalable, profitable, and reproducible at other locations.

In mid-2025, the Company completed a feasibility level Class 3 Engineering study for the construction of a modular battery recycling facility adjacent to its Refinery, building on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end-of-life lithium batteries.

The Refinery facility will be designed to recover lithium, nickel, cobalt, manganese, copper and graphite from lithium-ion battery manufacturing scrap and end of life batteries using the Company’s hydrometallurgical process. The next phase of work, funded in part by Natural Resources Canada, will involve operating and recycling process under continuous and semi-continuous conditions to simulate commercial scale throughput.

Exploration & Evaluation Assets

The Company is focused on building a North American battery materials supply chain. The Company’s Idaho Properties include the Iron Creek Project, its flagship exploration property, with a March 2023 resource estimate (the “2023 MRE”). The properties cover approximately 3,260 hectares with both patented and unpatented claims, as well as 600 meters of underground drifting. In addition to the Iron Creek resource, there are numerous cobalt-copper targets on the property.

The 2023 MRE includes a mineral resource estimate based on all drilling conducted through the end of 2022. The resource model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target as sufficient drilling has not been performed to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target.

In July 2024, the Company announced a previously unknown copper surface showing, the Malachite Hill Copper Showing (the “MHS”), on an unexplored boundary area of the portion of the Idaho properties claims subject to the earn-in and joint venture agreement among the Company, through Idaho Cobalt Company, Borah Resources and Phoenix Copper (the “Redcastle Agreement”). The Malachite Copper Showing was discovered in 2023 and assay results of outcrop grab samples indicate elevated copper (maximum = 2,660 parts per million copper), and low cobalt values. This finding demonstrates the presence of favourable host rocks at surface in this area of the Redcastle property; however, the extent of the surface mineralization exposure remains to be determined. Interestingly, the MHS appears to be located approximately two (2) kilometers along strike (southeast) of Electra’s Ruby cobalt-copper target.

In the latter half of 2024, the Company received a Decision Notice for the Iron Creek exploration drilling from U.S. Forestry Service. The 10-year exploration permit allows the Company to undertake exploration activities including setting up 91 drilling locations, along with constructing temporary access roads and staging areas, over 11.3 acres of the Idaho properties.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

In October 2025, Electra launched a new program to advance mineral deposit modeling and feedstock integration at its Iron Creek Project. In partnership with the Centre to Advance the Science of Exploration to Reclamation in Mining (CASERM) at the Colorado School of Mines, Electra is conducting geological research at Iron Creek using short-wave infrared hyperspectral imaging to refine its geological model and guide a potential 2026 drilling program. Bulk sampling from Adit #1 will support metallurgical testing to validate processing parameters and evaluate future feedstock compatibility with the refinery.

During Q2 2026, Electra initiated a technical review of the Iron Creek Property. The work is intended to integrate historical exploration results from 2018-2023 programs and refine the geological interpretations to identify drill targets that expand the resource and recognize high-potential copper-cobalt-gold areas elsewhere on the property. In addition, a drill core scanning program was completed from holes drilled at Iron Creek and Ruby by Colorado School of Mines. The program aims to build off a previous study that identified alteration minerals associated with mineralization in order to prioritize new areas for resource expansion. Water quality and hydrology baseline studies also continue on the Iron Creek property. All data are to be integrated in Q3-Q4, 2026. This approach advances the outlook of the Idaho assets while the Company prioritizes capital for completion of the Ontario refinery, positioning Electra or a potential partner to undertake a more focused future exploration program.

Electra holds a significant land position in the Idaho Cobalt Belt, including the Iron Creek deposit and the highly prospective Ruby target area.

Asset Value Continuity

	January 1, 2025	Foreign Exchange	December 31, 2025	Foreign Exchange	June 30, 2026
Idaho, USA	$93,200	$(4,424)	$88,776	$3,266	$92,042

Market Environment and Outlook

Government and customer interest in domestic critical-minerals processing continues to be shaped by supply-chain concentration, trade policy, national-security considerations and efforts to establish regional battery and advanced-manufacturing capacity. These factors may support demand for North American refining capacity and access to public-sector funding. Market conditions remain dynamic, however, as the pace and composition of electric-vehicle adoption, evolving battery chemistries and growing demand from defence, energy-storage and advanced-manufacturing applications influence customer requirements. Commodity prices and offshore competition may affect project economics, while inflation, interest rates and foreign-exchange movements may affect development costs and financing conditions.

During the remainder of 2026, management expects the Company’s performance to be driven principally by Refinery construction execution, project funding and preparations for early commissioning. The key measures of progress are expected to include safe work performance, physical completion, cost and schedule performance against baseline, completion of remaining contract awards, satisfaction of government-funding conditions, commissioning readiness and advancement of commercial and working-capital arrangements.

The project remains subject to construction, commissioning, financing, market and operating risks. Cost or schedule pressure, contractor underperformance, delays in governmental reimbursements, adverse foreign exchange movements, changes in commodity or end-market conditions, or delays in feedstock, product qualification or working-capital arrangements could affect the timing, cost or scope of the Company’s plans.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Summary of Quarterly Results

	June 30, 2026	December 31, 2025
	($)	($)

Financial Position
Current Assets	39,121	40,502
Exploration and Evaluation Assets	92,042	88,776
Property, plant and equipment	63,885	55,078
Total Assets	196,256	185,564
Current Liabilities	44,477	88,172
Long-term Liabilities	54,479	51,142

	Three months ended June 30, 2026	Three months ended June 30, 2025
Operations
General and administrative	792	723
Consulting and professional fees	1,224	1,067
Exploration and evaluation expenditures	90	48
Investor relations and marketing	457	119
Salary and benefits	1,065	1,298
Share-based payments	393	228
Total Operating Expenses	4,021	3,483

Change in fair value of marketable securities	—	—
Gain (loss) on financial derivative liability – Convertible Notes	—	231
Changes in fair value of US Warrant	15,233	(100)
Other non-operating income (expense)	(2,184)	1,347

Net income (loss)	9,028	(2,005)
Basic income (loss) per share	0.09	(0.11)
Diluted income (loss) per share	0.08	(0.11)

Financial & Operating Results for the Three Months Ended June 30, 2026

During the three months ended June 30, 2026, the Company recorded a net income of $9,028 (compared to a net loss of $2,005 for the three months ended June 30, 2025), and a basic earnings per share of $0.09 and diluted earnings per share of $0.08 (compared to a basic and diluted loss per share of $0.11 for the three months ended June 30, 2025).

•	Net income for the quarter was primarily driven by non-cash fair value adjustments, while underlying results reflect continued investment in refinery construction, improving balance sheet strength, and disciplined cost management.
•	Current liabilities decreased significantly to $44,477 from $88,172 at December 31, 2025, primarily due to the revaluation of the US warrants. Long-term liabilities increased slightly to $54,479 from $51,142, mainly due to payment-in-kind (“PIK”) interest on the Term Loan being added to the outstanding principal balance.
•	General and administrative expenses increased to $792 from $723, primarily due to higher insurance costs following the resumption of construction at the Refinery.
•	Consulting and professional fees were $1,224 for the three months ended June 30, 2026 compared to $1,067 for the three months ended June 30, 2025, largely reflecting higher legal activity.
•	Salary and benefits were $1,065 for the three months ended June 30, 2026, compared to $1,298 for the three months ended June 30, 2025. The decrease is primarily due to the capitalization of certain Refinery-related costs that were expensed in the prior period as the construction resumed at the Refinery and lower corporate headcount and lower incentive compensation relative to the prior period.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

•	Share-based payments for the three months ended June 30, 2026, of $393 compared to $228 for the three months ended June 30, 2025, driven by the quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $90 for the three months ended June 30, 2026, compared to $48 for the three months ended June 30, 2025, with the variance attributable to the timing of annual claims fees and permitting.
•	Changes in the fair value of US warrants resulted in a gain of $15,233, compared with a loss of $100 during the same period in 2025. The US warrants relate to the April 2025 private placement, the October 2025 private placement and the Restructuring. Of these warrants, only the April 2025 private placement warrants were outstanding during the same period in 2025.
•	Other non-operating expense of $2,184 for the three months ended June 30, 2026 increased from an income of $1,347 for the three months ended June 30, 2025 due to changes in foreign exchange.

Summary of Six Months Ended June 30, 2026 and 2025 Results

	Six months ended June 30, 2026	Six months ended June 30, 2025
	($)	($)

Operations
General and administrative	1,604	1,766
Consulting and professional fees	2,408	2,068
Exploration and evaluation expenditures	145	89
Investor relations and marketing	600	211
Salary and benefits	1,909	2,550
Share-based payments	1,198	555
Total Operating Expenses	7,864	7,239

Change in fair value of marketable securities	—	4
Loss on financial derivative liability – Convertible Notes	—	(4,836)
Changes in fair value of US Warrant	48,541	(100)
Other non-operating expense	(3,507)	(2,514)

Net income (loss)	37,170	(14,685)
Basic income (loss) per share	0.36	(0.90)
Diluted income (loss) per share	0.24	(0.90)

Results of Operations for the Six Months Ended June 30, 2026

During the six months ended June 30, 2026, the Company recorded a net income of $37,170 (net loss of $14,685 for the six months ended June 30, 2025), and a basic earnings per share of $0.36 and diluted earnings per share of $0.24 (compared to a basic and diluted loss per share of $0.90 for the six months ended June 30, 2025).

•	Net income for the six months was primarily driven by non-cash fair value adjustments, while underlying results reflect continued investment in refinery construction, improving balance sheet strength, and disciplined cost management.
•	General and administrative expenses were $1,604 for the six months ended June 30, 2026, compared to $1,766 for the six months ended June 30, 2025. The decrease is primarily due to the capitalization of certain Refinery-related costs that were expensed in the prior period as the construction resumed at the Refinery.
•	Consulting and professional fees were $2,408 for the six months ended June 30, 2026, compared to $2,068 for the six months ended June 30, 2025 primarily due to higher legal activity.
•	Salary and benefits were $1,909 for the six months ended June 30, 2026, compared to $2,550 for the six months ended June 30, 2025. The decrease is primarily due to the capitalization of certain Refinery-related costs that were expensed in the prior period as the construction resumed at the Refinery and lower corporate headcount and lower incentive compensation relative to the prior period.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

•	Share-based payments for the six months ended June 30, 2026 were $1,198 compared to $555 for the six months ended June 30, 2025. The increase was due to quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $145 for the six months ended June 30, 2026, compared to $89 for the six months ended June 30, 2025.
•	Changes in the fair value of US warrants resulted in a gain of $48,541, compared with a loss of $100 during the same period in 2025. The US warrants relate to the April 2025 private placement, the October 2025 private placement and the Restructuring. Of these warrants, only the April 2025 private placement warrants were outstanding during the same period in 2025.

Selected Quarterly Financial Information

For the three months ended,	Net income (loss)	Basic Income (loss) per share	Diluted Income (loss) per share	Total assets
June 30, 2026	$9,028	$0.09	$0.08	$196,256
March 31, 2026	28,142	0.28	0.16	192,818
December 31, 2025	(114,045)	(1.47)	(1.47)	185,564
September 30, 2025	(4,735)	(0.27)	(0.27)	148,082
June 30, 2025	(2,005)	(0.11)	(0.11)	145,600
March 31, 2025	(12,680)	(0.86)	(0.86)	151,432
December 31, 2024	(8,666)	(0.61)	(0.61)	151,447
September 30, 2024	(2,941)	(0.21)	(0.21)	144,715

Capital Structure, Resources & Liquidity

As of the date of this MD&A, the Company has 106,800,138 common shares and 26,405,657 Pre-funded Warrants issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 104,219,599 and 3,417,435 common shares, respectively. The Company currently has 658,511 Deferred Share Units (“DSUs”), 179,000 Restricted Share Units (“RSUs”) and no Performance Share Units (“PSUs”) outstanding under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant date	Expiry date	Number of warrants outstanding	Weighted average exercise price
April 3 and 14, 2025	October 3 and 14, 2026	761,003	US$1.38
October 22, 2025	October 22, 2028	46,000,000	US$1.25
October 22, 2025	October 22, 2028	55,041,712	US$1.25
October 22, 2025	October 22, 2028	2,416,884	US$0.75
October 22, 2025	October 22, 2028	26,405,657	Pre-funded
		130,625,256

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this is appropriate, given the size of the Company.

As at June 30, 2026, the Company’s debt consists of a term loan with a carrying value of $42,640 (US$30,007), inclusive of payment-in-kind interest. The term loan matures in October 2028 and bears interest at 8.99% if paid in cash or 11.125% if paid in kind, at the Company’s election. In addition, the Company’s capital structure also includes government loans with repayment commencing in June 2028 following an extension of the project completion timeline to June 30, 2027.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The current capital structure reflects the comprehensive financial restructuring completed in October 2025, pursuant to which the Company eliminated its outstanding convertible notes, reduced overall debt levels, and extended maturities.

The Company will continue to observe markets with respect to various funding alternatives including equity and debt financing to ensure its liquidity and capital resources are sufficient to fund Refinery expenditures. The Company may also require working capital funding as a result of timing of cash inflows and outflows in conjunction with the ramp up of operations.

Nasdaq Compliance

On March 16, 2026, the Company received a Deficiency Notice indicating that it is not in compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq rules, the Company has been granted an initial 180-day compliance period or until September 14, 2026, to regain compliance, which requires the closing bid price of its common shares to meet or exceed US$1.00 for a minimum of 10 consecutive business days. If necessary, the Company may be eligible for an additional 180-day compliance period and retains the option to implement a reverse stock split until its next annual meeting of shareholders, under the shareholder approval obtained at the Company’s June 23, 2026 annual general and special meeting, subject to applicable approvals.

Liquidity

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with debt covenants.

At June 30, 2026, the Company had unrestricted cash of $35,872 (December 31, 2025 - $39,024) compared to accounts payable and accrued liabilities of $7,364 (December 31, 2025 - $5,817).

As of the date of this MD&A, the Company believes that, subject to completion of the remaining Ontario government financing initiative, it has sufficient financial resources necessary to complete the construction of the Refinery, however additional capital may be required to complete commissioning and other activities.

The Company had the following summarized cash flows:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash used in operating activities	$(7,790)	$(4,716)
Cash used in investing activities	(7,633)	(689)
Cash provided by financing activities	12,284	4,596
Change in cash during the period	(3,139)	(809)
Effect of exchange rates	(13)	19
Cash, beginning of period	39,024	3,717
Cash, end of the period	$35,872	$2,927

Cash used in operating activities was $7,790 during the six months ended June 30, 2026, compared to $4,716 used in operating activities during the six months ended June 30, 2025. The increase in cash used in operating activities was driven primarily by changes in working capital.

Cash used in investing activities was $7,633 during the six months ended June 30, 2026, compared to $689 used during the six months ended June 30, 2025. The increase in cash used in investing activities relates to an increase in capital spending related to the Refinery.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Cash flows provided by financing activities were $12,284 during the six months ended June 30, 2026, compared to cash flows provided by financing activities of $4,596 during the six months ended June 30, 2025. The change was primarily driven by proceeds from the ATM, net of transaction costs and proceeds from deferred government grant.

Commitments

From time to time, the Company and/or its subsidiaries may become defendants in legal actions, and the Company may take appropriate measures to minimize the impact. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities. The Company entered into a binding agreement for sale of cobalt sulfate. This is dependent on certain conditions that the Company has to fulfill by December 2026. If not met, the Company has the option to amend or extend the agreement.

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements.

The Company had the following commitments as of June 30, 2026:

	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$18,381	$—	$—	$—	$—	$18,381
Term loan	—	—	56,449	—	—	56,449
Government loan payments	9	36	1,615	2,141	6,378	10,179
Lease payments	65	43	—	—	—	108
Royalty payments [1]	—	—	238	549	3,816	4,603
	$18,455	$79	$58,302	$2,690	$10,194	$89,720

1 Royalty payments are estimated amounts associated with the royalty agreements entered with the debt holders as part of the October 2025 Term Loan. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $1,957 has been recorded as at June 30, 2026, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (“NDMNRF”) as financial assurance.

Related Party Transactions

The Company’s related parties include key management personnel and the Company’s Board of Directors.

The Company paid and/or accrued during the three and six months ended June 30, 2026 and 2025, the following fees to management personnel and directors.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Management	$760	665	$1,044	$1,330
Directors’ fees	32	54	97	101
	$792	719	$1,141	$1,431

During the three and six months ended June 30, 2026, the Company had share-based payments made to management and directors of $710 and $1,644 (for the three and six months ended June 30, 2025 - $147 and $382 respectively).

As at June 30, 2026, the accrued liabilities balance for related parties was $1,671 (December 31, 2025 - $1,582), which relates mainly to compensation accruals.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The year over year change in fees paid to management personnel and directors for the three and six months ended June 30, 2026 was primarily attributable to changes in the composition of management and the Board between 2025 and 2026.

Off Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Financial Instruments

Refer to Note 21 of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.

Risk Management

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As of the date of this MD&A, the Company believes that given the completion of the remaining Ontario government financing initiative, it has sufficient financial resources necessary to meet its existing business needs for at least the next 12 months. However, additional capital will be required to maintain the current pace of Refinery construction while also funding ongoing general and administrative expenses, commissioning, working capital and other corporate requirements. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay interest and principal related to the term debt. Repayment of the interest-free loan from Canada’s Critical Mineral Research Development & Demonstration Program begins in 2028. In conjunction with the October 2025 Term Loan, the Company was subject to a reportable minimum cash balance requirement of US$15,000 which has been reduced to US$2,000 since the signing of the definitive agreement with Invest Ontario on July 20, 2026.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at June 30, 2026.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s term debt is denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Business Risks and Uncertainties

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, as of the date of this MD&A and, as a result of the Restructuring and October 2025 Financing and completion of the Company’s government funding initiatives, the Company believes that its available financial resources are sufficient to fund the currently approved construction scope of the Refinery. However, the Company will require additional capital to fund ongoing general and administrative expenses, commissioning, working capital and other corporate requirements. In the absence of additional capital, these expenditures would reduce the financial resources otherwise available for Refinery construction. The Company will continue to actively monitor funding markets, including debt and equity, in the event it needs to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that may cast doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives.

Please refer to the factors set out under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2025 dated March 27, 2026 (“Annual Report”) for further information about risk factors related to our ability to obtain sufficient funding and/or raise debt or equity capital in the future, including in the event that we are not able to continue to maintain the listing of our common shares on Nasdaq.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to Meet Debt Service Obligations

The Company has debt obligations which include ongoing interest payments and payment of principal at maturity. In the event that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the October 2025 Term Loan, which include minimum liquidity of US$15,000 which has been reduced to US$2,000 on July 20, 2026. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Macroeconomic Risks

Political and economic instability (including ongoing conflicts in Ukraine, the Gaza Strip and Iran), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company aims to compete in the burgeoning North American critical minerals industry with the completion of the Refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favourable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company’s information technology systems and online activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

U.S. Legislative and Regulatory Policies.

The current U.S. administration previously significantly increased tariffs on U.S. imports. In 2026, the current U.S. presidential administration has continued to threaten the enactment of additional tariffs on Canada that are as high as 100%. These tariffs have been in many cases amended, postponed, or changed in other ways since their initial announcements, including a subsequent exemption for goods compliant with the United States-Mexico-Canada Agreement, which the U.S. presidential administration is reportedly considering pulling out of. Although the United States Supreme Court recently struck down many of the administration’s tariffs as unconstitutional, the administration has responded by initiating investigations under the Trade Act of 1974 against certain countries, including Canada, whose goal is to reimpose the tariffs through alternate means. This has resulted in uncertainty over the quantum and duration of tariffs, and this lack of clarity has made it difficult to manage and mitigate the impacts of tariffs. In response to these tariffs, other countries have limited their trade with the United States and have retaliated through their own restrictions and/or increased tariffs, among other actions. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada, which has been targeted by the current U.S. presidential administration and there is substantial uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on us, or otherwise negatively impact us, which may have a material adverse effect on our business, financial condition and operations. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as us; (ii) global stock markets (including the TSXV and Nasdaq); and (iii) general global economic conditions. We continue to evaluate the evolving status of tariffs, retaliatory tariffs, and tariff countermeasures. All these factors are outside of our control, but may nonetheless lead us to adjust our strategy to compete effectively in global markets.

Additional information on risks and uncertainties relating to the Company’s business is provided in the Company’s Annual Report under the heading “Risk Factors”. Additional information relating to Electra, including the Annual Report, is available on SEDAR+ at www.sedarplus.com. The Company’s reports and Annual Reports are also available on the SEC’s website at www.sec.gov.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Research and Development, Patents and Licenses, etc.

The Company does not have any research and development policies.

Trend Information

Other than as disclosed elsewhere in this MD&A and our annual report on Form 20-F for the fiscal year ended December 31, 2025, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Significant Accounting Estimates

Refer to Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2025 and 2024.

Future Changes in Accounting Policies & Initial Adoption

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. The Company adopted these amendments on January 1, 2026 and they did not have material impact on the Company’s consolidated financial statements.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As a result of progress made strengthening Internal Controls over Financial Reporting (“ICFR”) during the period ended December 31, 2025, management no longer feels there are significant deficiencies in its internal controls over financial reporting. Previous deficiencies noted by management have been ameliorated during 2025 and 2024.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Management noted improvement in the following areas where significant deficiencies existed in the past:

•	Control Environment

o	The Company has added trained financial reporting and accounting personnel with appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financial reporting. The team is in the process of implementing and improving processes and procedures to identify, monitor and improve ICFR and DCP.

•	Procurement, Payment and Receiving Processes

o	The Company has improved reporting and receiving processes to ensure adherence to the Company’s policies at the Company’s Refinery project.

During the three and six months ended June 30, 2026, there were no changes in the Company’s ICFR that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at June 30, 2026.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates, opinions, or other factors should change except as required by law.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.